EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005

Net Interest Income	$172,785	$137,644	$123,519	$91,522	$84,798
Effect of Tax Benefit on Interest Income	6,282	4,902	4,746	3,544	3,283

Net Interest Income (TE) (1)	179,067	142,546	128,265	95,066	88,081

Noninterest Income	332,986	91,932	76,594	23,450	26,141
Effect of Tax Benefit on Noninterest Income	1,558	1,598	1,901	1,123	1,067

Noninterest Income (TE) (1)	334,544	93,530	78,495	24,574	27,208

Total Revenues (TE) (1)	$513,611	$236,076	$206,760	$119,640	$115,289

Total Noninterest Expense	$223,260	$161,226	$140,118	$72,545	$63,708
Less Intangible Amortization Expense	(2,893)	(2,408)	(2,198)	(1,118)	(1,207)

Tangible Operating Expense (2)	$220,367	$158,818	$137,920	$71,427	$62,501

Net income	$151,250	$39,912	$41,310	$35,695	$22,000
Effect of Intangible Amortization, net of tax	1,880	1,566	1,429	727	784

Cash earnings	$153,130	$41,478	$42,739	$36,422	$22,784

Net Income per Common Share- Diluted	$8.03	$2.97	$3.21	$3.48	$2.19
Diluted Shares	17,957	12,970	12,572	9,926	9,757
Effect of Intangible Amortizaton per diluted share, net of tax	$0.10	$0.12	$0.11	$0.08	$0.08

Cash Earnings per Share- Diluted	$8.13	$3.09	$3.32	$3.56	$2.27

Return on Average Common Equity	19.16%	7.59%	8.87%	12.86%	8.41%
Effect of Intangibles (2)	10.12	8.05	9.99	9.08	5.39

Return on Average Tangible Common Equity (2)	29.28%	15.64%	18.86%	21.94%	13.80%

Efficiency Ratio	44.1%	70.2%	70.0%	63.1%	57.4%
Effect of Tax Benefit Related to Tax Exempt Income	(0.6)	(1.9)	(2.3)	(2.5)	(2.2)

Efficiency Ratio (TE) (1)	43.5%	68.3%	67.8%	60.6%	55.3%
Effect of Amortization of Intangibles	(0.6)	(1.0)	(1.1)	(0.9)	(1.1)

Tangible Efficiency Ratio (TE) (1) (2)	42.9%	67.3%	66.7%	59.7%	54.2%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005

Net income	$151,250	$39,912	$41,310	$35,695	$22,000
Income tax expense	85,891	15,870	17,160	14,535	8,162

Income before income tax expense	$237,141	$55,782	$58,470	$50,230	$30,162

Fixed charges
Interest on short-term and other borrowings	$21,919	$29,807	$34,430	$15,655	$13,852

Fixed charges excluding interest on deposits	21,919	29,807	34,430	15,655	13,852
Interest on deposits	75,683	96,376	104,297	58,116	36,598

Fixed charges including interest on deposits	$97,602	$126,183	$138,727	$73,770	$50,450
Preferred stock dividends	3,350	348	—	—	—

Fixed charges including preferred stock dividends	$100,952	$126,531	$138,727	$73,770	$50,450

Earnings for ratio computations (1)
Excluding interest on deposits	$259,060	$85,589	$92,900	$65,885	$44,014
Including interest on deposits	$334,743	$181,965	$197,197	$124,000	$80,612

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	11.82	2.87	2.70	4.21	3.18
Including interest on deposits	3.43	1.44	1.42	1.68	1.60

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	10.25	2.84	2.70	4.21	3.18
Including interest on deposits	3.32	1.44	1.42	1.68	1.60

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.